UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2018

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Consummation of Business Combination

On June 19, 2018 (the “Closing Date”), Naked Brand Group Limited (formerly Bendon Group Holdings Limited, the “Registrant”) consummated the transactions contemplated by that certain Agreement and Plan of Reorganization, dated as of May 25, 2017 (as amended on July 26, 2017, February 21, 2018, March 19, 2018, and April 23, 2018, the “Merger Agreement”), by and among the Registrant, Naked Brand Group, Inc., a Nevada corporation (“Naked”), Bendon Limited, a New Zealand limited company (“Bendon”), Naked Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of the Registrant (“Merger Sub”) and, solely for the purposes of certain sections of the Merger Agreement, Bendon Investments Ltd., a New Zealand company and the former owner of a majority of the outstanding shares of Bendon. On June 11, 2018, Naked had held its Special Meeting of stockholders, at which Naked’s stockholders approved the Merger Agreement and the transactions contemplated thereby.

On the Closing Date, pursuant to the Merger Agreement, (a) Bendon and the Registrant completed a reorganization, pursuant to which all of the shareholders of Bendon exchanged all of their outstanding ordinary shares of Bendon for ordinary shares of the Registrant (the “Reorganization”), and (b) immediately thereafter, Merger Sub merged with and into Naked, with Naked surviving as a wholly-owned subsidiary of the Registrant (the “Merger”, and together with the Reorganization, the “Transactions”).

Upon completion of the Reorganization, the shareholders of Bendon received an aggregate of 16,355,803 ordinary shares of the Registrant. Upon completion of the Merger, each share of Naked common stock was automatically converted into 0.2 ordinary shares of the Registrant (the “Per Share Consideration”), with fractional shares rounded up to the nearest whole share, for an aggregate of 2,068,438 ordinary shares of the Registrant. Outstanding options and warrants of Naked, by their terms, automatically entitle the holders to purchase ordinary shares of the Registrant, with the number of underlying shares and exercise price proportionately adjusted to reflect the Per Share Consideration.

In connection with the Transactions, Carole Hochman, Chief Executive Officer of Naked and Executive Chairman of the Registrant, entered into a lock-up agreement with the Registrant, which restricts Ms. Hochman from selling any of the Registrant’s ordinary shares that she received as a result of the Merger during the six month period after the Closing Date, subject to certain exceptions. The form of the lock-up agreement is included as Exhibit 10.3 to this Report on Form 6-K and is incorporated by reference herein.

The Merger Agreement and the Transactions are more fully described under the sections titled “The Merger Proposal” and “The Merger Agreement” beginning on pages 63 and 84, respectively, of the definitive proxy statement/prospectus filed by the Registrant with the Securities and Exchange Commission on April 27, 2018 (as supplemented and amended on June 1, 2018, the “Proxy Statement/Prospectus”), and such description is incorporated herein by reference. The summary of the Merger Agreement set forth above and in the Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Annex A to the Proxy Statement/Prospectus and is incorporated by reference herein.

Simultaneously with the closing of the Transactions, the Registrant consummated the sale of 4,534,137 ordinary shares of the Registrant for an aggregate purchase price of $17,003,000 in a private placement (the “PIPE Investment”). The sales were made pursuant to subscription agreements between the Registrant and each of the investors in the PIPE Investment. In addition, each investor received a five-year warrant to purchase the same number of ordinary shares of the Registrant for which such investor subscribed. Accordingly, the Registrant issued warrants to purchase an aggregate of 4,534,137 ordinary shares to the investors. The warrants have an exercise price of $3.75 per share and have certain “cashless” exercise features. In conjunction with the PIPE Investment, the Registrant and certain of the investors executed a Registration Rights Agreement which requires the Registrant, within thirty (30) days of the completion of the Transactions, to file a registration statement covering the resale of all of the ordinary shares sold in the PIPE Investment, including the ordinary shares issuable upon the exercise of the warrants.

Immediately after giving effect to the Reorganization, Merger, and the PIPE Investment, all as described above, there were 22,958,378 ordinary shares of the Registrant issued and outstanding, an aggregate of 757,645 ordinary shares of the Registrant underlying options and warrants issuable to the former Naked stockholders, and an aggregate of 4,534,137 ordinary shares of the Registrant underlying warrants issued to the investors in the PIPE Investment. The former shareholders of Bendon hold 71.24% of the Registrant’s issued and outstanding ordinary shares, the former stockholders of Naked hold 9.01% of the Registrant’s issued and outstanding ordinary shares, and the investors in the PIPE Investment hold 19.75% of the Registrant’s issued and outstanding ordinary shares.

On June 18, 2018, the board of directors of the Registrant and its sole shareholder approved by written consent a change in the Registrant’s name from Bendon Group Holdings Limited to Naked Brand Group Limited, effective on and from the Closing Date.

The ordinary shares of the Registrant have been approved for listing on the Nasdaq Capital Market under the trading symbol “NAKD”. Trading will commence on June 20, 2018.

Unregistered Sales of Equity Securities

The ordinary shares of the Registrant issued in the Reorganization were issued in reliance on the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”), which exempts offerings made outside the United States.

The ordinary shares and warrants issued as part of the PIPE Investment were offered and sold in a private placement to accredited investors pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Amendment to Credit Facility

In connection with the Reorganization and Merger, on the Closing Date, the Registrant entered into a Deed of Amendment and Restatement and Accession (the “Restated Agreement”) that amended and restated that certain Facility Agreement among Bendon Limited, as borrower (the “Borrower”), the Registrant and certain affiliates thereof as guarantors (collectively, the “Guarantors”), and Bank of New Zealand, as lender (the “Lender”), originally dated June 27, 2016. Under the Restated Agreement, the Lender consented to the execution of the Merger Agreement and the consummation of the Reorganization and Merger and agreed to reduce the Borrower’s outstanding debt of US$27,000,000 to US$14,000,000 on the basis that the Registrant repays US$13,000,000 of the current facility immediately following the closing of the Transactions.

Under the Restated Agreement, the Lender extended to the Borrower (1) a revolving credit facility in an aggregate principal amount of NZ$20,000,000 (US$14,000,000) (the “Revolving Facility”) and (2) an instrument facility in an aggregate principal amount of NZ$1,345,000 (US$941,500) (the “Instrument Facility”). The Borrower may request to draw down in New Zealand Dollars (“NZD”), or in Australian Dollars, Euros, Pounds Sterling, or US Dollars (collectively “Optional Currency”).

Borrowings under the Revolving Facility requested in NZD will bear interest during the interest period (which is a period of one, two, or three months, as specified by the Borrower in its request for a drawing) at a rate per annum equal to the sum of (i) the BKBM for the relevant interest period, as determined in accordance with the Restated Agreement, and (ii) a liquidity premium applied by the Lender, and (iii) an additional Business Basis Premium, as published on the Lender’s website, if the interest period is greater than one month but less than three months, and (iv) 2.00% per annum. Borrowings under the Revolving Facility requested in Optional Currency will bear interest at the sum of 2.00% per annum plus the applicable exchange rate, as notified to the Borrower by the Lender. The Borrower may prepay drawings, together with accrued interest, under the Revolving Facility upon three business days’ notice.

Borrowings under the Instrument Facility may be in any form agreed by the Borrower and Lender so long as they are denominated in NZD or an Optional Currency and have a term no less than one month from the date of issuance.

On June 19, 2018, the Registrant caused US$13,000,000 of the proceeds of the PIPE Investment to be paid to the Lender. The Borrower agreed to pay the Lender a line fee, payable quarterly in advance, at the rate of 1.00% and 0.75% per annum, respectively, of the aggregate principal amount of the Revolving Facility and Instrument Facility. Additionally, the Borrower agreed to pay the Lender a quarterly issuance fee in the amount of 0.25% of the maximum liability under each of the Revolving Facility and Instrument Facility as specified by the Lender in accordance with its current trade terms. The Borrower also must pay certain costs and expenses of the Lender, including the costs and expenses in connection with entering into the Restated Agreement.

On June 19, 2018, Naked entered into a Supplemental Deed for New Guarantors, for the benefit of the Lender, pursuant to which Naked became a Guarantor under the Restated Agreement.

All of the obligations under the Restated Agreement are guaranteed by Naked, Bendon, the Registrant, and the other Guarantors party thereto. The obligations are secured by, among other things, all of the real and personal property of Bendon, the Registrant, and the other Guarantors (but not by Naked), including inventory, accounts receivable, shares, and share rights.

The Restated Agreement contains certain customary representations and warranties, and certain customary covenants that restrict the Registrant’s ability to, among other things (i) create any security interest affecting its property, other than certain permitted security interests, (ii) dispose of all or a substantial part of its property, other than certain permitted disposals, (iii) create, incur, or assume indebtedness, except indebtedness that is fully subordinated to amounts owed under the Restated Agreement on terms satisfactory to the Lender, (iv) make certain distributions, (v) engage in transactions with affiliates, and (vi) engage in fundamental changes, including mergers, acquisitions, dissolutions, and liquidations, or form or acquire subsidiaries, or transfer its jurisdiction of incorporation, or change its name.

Events of default under the Restated Agreement include, but are not limited to, (i) the Registrant’s failure to pay principal, interest, or fees when due, (ii) the Registrant’s material breach of any representation or warranty, (iii) the Registrant’s failure or refusal to perform, observe, or comply with certain covenants, (iv) liquidation, reorganization, or other relief relating to bankruptcy or insolvency, (v) cross default under certain other material indebtedness, and (vi) a change in control. Upon default due to failure to pay an amount when due, the Borrower will be required to pay a default interest rate equal to the sum of the interest otherwise payable on the amount due plus 2.00% per annum. Upon the occurrence of any event of default, the Lender may foreclose on any or all of the security of the Guarantors, and Lender may cancel the facility, declare any drawings, advance, or other indebtedness due and payable either immediately, on demand, or on such other date as the Lender may specify, and/or require the Borrower to make a prepayment under any outstanding instrument.

The foregoing summary of the Restated Agreement is qualified in its entirety by reference to the full text of the Restated Agreement, a copy of which is included as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Equity Incentive Plan

On June 18, 2018, the board of directors of the Registrant approved the 2017 Long-Term Incentive Plan (the “2017 Plan”), as described under the section titled “Management of Holdco Following the Transactions – Incentive Plan” beginning on page 114 of the Proxy Statement/Prospectus, which description is incorporated herein by reference. The 2017 Plan, which is subject to the approval of the Registrant’s shareholders within one year, reserves up to 4,000,000 ordinary shares of the Registrant for grant to officers, directors, employees, and consultants. To date, no shares have been granted under the 2017 Plan.

The Registrant may grant the following types of awards under the 2017 Plan: (i) qualified incentive share options and non-qualified share options, (ii) share appreciation rights to persons who are or have been granted share options, (iii) restricted shares, and (iv) other share-based awards, including purchase rights, shares that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into the Registrant’s ordinary shares, and awards valued by reference to the value of securities of or the performance of the Registrant or one of its subsidiaries.

The 2017 Plan is administered by a committee of the board of directors comprised of solely “non-employee” directors, as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Subject to the provisions of the 2017 Plan, the committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

The summary of the 2017 Plan set forth above and in the Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the 2017 Plan, a copy of which is included as Annex C to the Proxy Statement/Prospectus and is incorporated by reference herein.

Appointment of Principal Officers and Directors

Effective as of the closing of the Transactions, the board of directors of the Registrant was increased to four members, and Carole Hochman (Executive Chairman), Paul Hayes, and Andrew Shape were appointed to the board, joining Justin Davis-Rice. In connection with their appointment, Howard Herman and Craig McDonald resigned from the board. The directors will serve on the Registrant’s board of directors until the annual general meeting or until their successors are duly elected and qualified. Messrs. Hayes, Shape, and Davis-Rice were appointed to the Audit Committee; Messrs. Hayes and Shape were appointed to the Nominating Committee; and Messrs. Hayes and Shape were appointed to the Compensation Committee.

Justin Davis-Rice, the Chief Executive Officer of Bendon, became the Registrant’s Chief Executive Officer, Howard Herman became the Registrant’s Chief Financial Officer, and Carole Hochman, the Chief Executive Officer of Naked, became the Registrant’s Executive Chairman.

Reference is made to the disclosure described in the Proxy Statement/Prospectus in the section titled “Management of Holdco Following the Transactions” beginning on page 101 for biographical information about each of the directors and officers of the Registrant, which is incorporated herein by reference.

Possible but Not Yet Probable Acquisition of FOH Online Corp.

Bendon has had advanced discussions with the sole shareholder of FOH Online Corp. (“FOH Online”) pursuant to which the parties have specified terms by which Bendon could acquire FOH Online from such shareholder as described in more detail in the Proxy Statement/Prospectus in the section titled “Business of Bendon — Possible but not yet Probable Acquisition of FOH Online Corp” beginning on page 149. If Bendon is able to acquire FOH Online, the Registrant would issue to the shareholder of FOH Online (or its designees) an aggregate of 1,304,917 (US$8,220,979 using share price US$6.30) ordinary shares, plus the assumption by the Registrant of approximately US$9,500,000 of FOH Online debt. As a result of the acquisition, the combined company would have a license to sell certain Frederick’s of Hollywood products as described in more detail in the Proxy Statement/Prospectus.

Regulation FD Disclosure

On June 20, 2018, a press release was issued announcing the completion of the Transactions and reporting Bendon’s financial results for the fiscal year ended January 31, 2018. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference. It shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing made pursuant to the Exchange Act or under the Securities Act, except as may be expressly set forth by specific reference in such filing.

Financial Statements of Business Acquired

The Registrant intends to file an annual report on Form 20-F as promptly as practicable, which will contain or incorporate by reference financial  and other information with respect to Bendon and Naked for the fiscal year ended January 31, 2018.

Exhibits

2.1	Agreement and Plan of Merger (included as Annex A in the Proxy Statement/Prospectus and incorporated by reference herein).
4.1	Specimen Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, File No. 333-223786, declared effective by the Securities and Exchange Commission on April 26, 2018).
4.2	Form of Registration Rights Agreement between the Registrant and the investors in the PIPE Investment.
10.1	Form of Deed of Amendment and Restatement and Accession, dated as of June 19, 2018, by and among Bendon Limited, Bendon Group Holdings Limited, and certain affiliates thereof as guarantors, and Bank of New Zealand.
10.2	Bendon Group Holdings Limited 2017 Long Term Incentive Plan (included as Annex C in the Proxy Statement/Prospectus and incorporated by reference herein).
10.3	Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 2.1 to the Current Report on Form 8-K filed by Naked Brand Group Inc. on May 25, 2017).
99.1	Press release dated June 20, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 20, 2018
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Chief Executive Officer